VIA EDGAR

February 7, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn:       Ms. Claire DeLabar

Mr. Robert Littlepage

Mr. Austin Pattan

Ms. Kathleen Krebs

Re:	Direct Digital Holdings, Inc. Amendment No. 3 to the Registration Statement on Form S-1 Filed January 31, 2022 File No. 333-261059

On behalf of our client, Direct Digital Holdings, Inc. (the “Company”), we submit this letter in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated February 3, 2022, relating to the above referenced Amendment No. 3 to the Registration Statement on Form S-1 (the “Amendment No. 3”). This letter and our Amendment No. 5 to the Registration Statement on Form S-1 (the “Amendment No. 5”) are being filed with the Commission via EDGAR electronically today. In addition to the electronic filing, we are delivering via email a copy of this letter, along with a courtesy copy of the Amendment No. 5 marked to indicate changes from the Amendment No. 3 filed on January 31, 2022.

Each of our responses is set forth in ordinary type beneath the corresponding Staff comment, which is set out in bold type. Except for page references appearing in the headings and Staff comments below (which are references to the Amendment No. 3), the page references in our responses are to pages in the Amendment No. 5.

Amendment No. 3 to the Registration Statement on Form S-1 filed January 31, 2022 Capitalization, page 63

1.	Disclose in a separate column after the actual information, the capitalization of Direct Digital Holdings on a pro forma basis to give effect to the Organizational Transactions, excluding the effects of this offering.

Response:

The Company advises the Staff that the Company has revised the disclosure on page 63 of Amendment No. 5 to add a column disclosing the capitalization of the Company on a pro forma basis to give effect to the Organizational Transactions (as defined in Amendment No. 5), excluding the effects of the offering.

Securities and Exchange Commission

Division of Corporation Finance

February 7, 2022

Unaudited Pro Forma Consolidated Financial Information, page 68

2.	Disclose why you are presenting a pro forma consolidated statement of operations for the nine months ended September 30, 2020. Also, revise your introductory disclosures to indicate that you are giving effect to the acquisition of Orange142 as if such transaction had occurred on January 1, 2020, not 2021, in the unaudited pro forma consolidated statement of operations for the nine months ended September 30, 2020.

Response:

The Company advises the Staff that the Company has revised Amendment No. 5 to remove the pro forma consolidated statement of operations for the nine months ended September 30, 2020. In its place, the Company is including (i) an actual consolidated statement of operations for the nine months ended September 30, 2021, (ii) a consolidated statement of operations for the nine months ended September 30, 2021 giving pro forma effect to the Organizational Transactions, excluding the offering, and (iii) a consolidated statement of operations for the nine months ended September 30, 2021 giving pro forma effect to the Organizational Transactions, including the offering. Because the acquisition of Orange142, LLC (“Orange142”) was completed during the fiscal year ended December 31, 2020, Orange142’s financial results of operations were included in the Company’s consolidated results for the entirety of the nine-month period ended September 30, 2021, and accordingly, any additional pro forma effect of the acquisition of Orange142 for such nine-month period is unnecessary.

Pro Forma Consolidated Statements of Operations, page 71

3.	Disclose pro forma earnings per share data for all periods. This information should be referenced to a sufficiently detailed footnote explaining the calculations.

Response:

The Company advises the Staff that the Company has revised Amendment No. 5 to add pro forma earnings per share data for all periods presented.

4.	Provide a pro forma income statement for the nine months ended September 30, 2021 to give effect to the Organizational Transactions as if such transactions occurred on January 1, 2020.

Response:

As noted above in our response to comment number 2, the Company advises the Staff that the Company has revised Amendment No. 5 to remove the pro forma consolidated statement of operations for the nine months ended September 30, 2020. In its place, the Company is including (i) an actual consolidated statement of operations for the nine months ended September 30, 2021, (ii) a consolidated statement of operations for the nine months ended September 30, 2021 giving pro forma effect to the Organizational Transactions, excluding the offering, and (iii) a consolidated statement of operations for the nine months ended September 30, 2021 giving pro forma effect to the Organizational Transactions, including the offering. No additional adjustments to such nine-month period are necessary due to the reasons set forth in our response to comment number 2.

Securities and Exchange Commission

Division of Corporation Finance

February 7, 2022

Pro Forma Balance Sheet, page 73

5.	Limit your presentation of the pro forma balance sheet to the most recent historic balance sheet date.

Response:

The Company advises the Staff that the Company has revised Amendment No. 5 to remove the historic balance sheet information, actual and pro forma, as of December 31, 2020.

6.	In a separate pro forma adjustment column, quantify each pro forma balance sheet adjustment giving effect to the Organizational Transactions and reference each to a sufficiently detailed footnote.

Response:

The Company advises the Staff that the Company has revised Amendment No. 5 to quantify each pro forma balance sheet adjustment giving effect to the Organizational Transactions, including a reference to sufficiently detailed footnotes thereto.

***

Please direct any questions regarding the Company’s responses or the Amendment No. 5 to me at (704) 343-2275 or rgopalan@mcguirewoods.com.

Very truly yours,

/s/ Rakesh Gopalan
Rakesh Gopalan
Partner

cc (via email):

Mark Walker, Direct Digital Holdings, Inc.

Keith Smith, Direct Digital Holdings, Inc.

Susan Echard, Direct Digital Holdings, Inc.

Phyllis Young, McGuireWoods LLP

Stephen Older, McGuireWoods LLP

Ben Stacke, Faegre Drinker Biddle & Reath LLP